SCHARF FUND Issues you care about are up for a vote. Please vote your proxy now. Dear valued investor, We have yet to receive your proxy voting instructions for Scharf Fund. Make your voice heard. Vote today so we can avoid adjournment of the special shareholder meeting scheduled on August 6, 2025. Join your fellow shareholders and vote now. If you have questions or need assistance, call 1-844-202-6581 and a proxy specialist will be happy to assist you. We appreciate your investment—and thank you for voting. Sincerely, Jeffrey T. Rauman President, Advisors Series Trust Your unique control number can be found on the enclosed ballot in the box marked with an arrow. Go to www.proxyvote.com Without a proxy card Call 1-844-202-6581 (Weekdays 9am to 10pm ET) With a proxy card Access the automated system using a touch-tone phone Call the number located on your ballot Scan the QR code on the enclosed proxy card Mark, sign and date the enclosed ballot and mail in the envelope provided We offer four easy ways to vote Filed by Advisors Series Trust (SEC File No. 333-17391) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended Subject Company: Scharf Fund and Scharf Global Opportunity Fund SEC File No. 811-07959

© 2025 Broadridge Financial Solutions, Inc., Broadridge and the Broadridge logo are registered trademarks of Broadridge Financial Solutions, Inc. Broadridge.com CONFIDENTIAL INFORMATION Solicitation Script (Inbound and Outbound) CLIENT NAME: SCHARF FUNDS Meeting Date: 8/6/2025 Dedicated Toll-Free Number: 1-844-202-6581 INBOUND GREETING: Thank you for calling the Broadridge Proxy Services Center for the SCHARF FUNDS. My name is <Agent Name>. How may I assist you today? GENERAL OUTBOUND GREETING: Good day, may I please speak with Mr./Ms. <full name as it appears on registration>? Hello Mr./Ms. <Shareholder’s Last Name>. My name is <agent name> and I am a proxy voting specialist calling on a recorded line on behalf of SCHARF FUNDS to confirm you have received the proxy materials for the special meeting of shareholders scheduled for AUGUST 6, 2025. Have you received proxy materials? NEAR MEETING DATE OUTBOUND GREETING: Good day, may I please speak with Mr./Ms. <full name as it appears on registration>? Hello Mr./Ms. <Shareholder’s Last Name>. My name is <agent name> and I am a proxy voting specialist calling on a recorded line on behalf of SCHARF FUNDS to confirm you have received the proxy materials for the special meeting of shareholders scheduled in just a few days on AUGUST 6, 2025. Have you received proxy materials? ADJOURNMENT OUTBOUND GREETING: Good day, may I please speak with Mr./Ms. <full name as it appears on registration>? Hi Mr. /Ms. <Shareholder’s Last Name>, my name is <Agent Name> and I am a proxy voting specialist calling on a recorded line on behalf of your current investment with SCHARF FUNDS. Due to the lack of shareholder participation, special Meeting of Shareholders has been adjourned to <date/time>. Have you received proxy materials? VOTING: Your board has recommended a vote IN FAVOR of the proposal(s). Would you like to vote along with the recommendations of the board for all of your accounts? Thank you, I am recording your <for, against, abstain> vote. For confirmation purposes, please state your full name. And according to our records, you currently reside in <read street address, city, and state > is that correct? For confirmation purposes, please state your zip code. Filed by Advisors Series Trust (SEC File No. 333-17391) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended Subject Company: Scharf Fund and Scharf Global Opportunity Fund SEC File No. 811-07959

© 2025 Broadridge Financial Solutions, Inc., Broadridge and the Broadridge logo are registered trademarks of Broadridge Financial Solutions, Inc. Broadridge.com CONFIDENTIAL INFORMATION Thank you. You will receive a confirmation of your voting instructions within 5 days. If you have any questions, please contact us at this toll-free number 1-844-202-6581. Mr./Ms. <Shareholder’s Last Name>, your vote is important, and your time is appreciated. Thank you and have a good <day, evening, night>. IF UNSURE OF VOTING OR DOES NOT WANT TO VOTE ALONG WITH THE RECOMMENDATION OF THE BOARD: Would you like me to review the proposal(s) with you? <After review, ask them if they would like to vote now over the phone>. IF NOT RECEIVED/REQUESTING MATERIAL TO BE RE-MAILED: I can resend the proxy materials to you, or I can review the proposal(s)with you and record your vote immediately by phone. <Pause for response> AFTER REVIEW, ASK THEM IF THEY WOULD LIKE TO VOTE NOW OVER THE PHONE: Your Board recommends that you vote “FOR” the proposal(s). Would you like to vote along with the recommendations of the Board for all your accounts? IF THEY DON’T WANT PROPOSAL(S) REVIEWED: Do you have an email address this can be sent to? <If yes, enter the email address in the notes and read it back phonetically to the shareholder.> Thank you. You should receive the proxy materials shortly and the materials will inform you of the methods available to cast your vote, one of which is to call us back at 1-844-202-6581. IF NOT INTERESTED: I am sorry for the inconvenience. Please be aware that as a shareholder, your vote is very important. Please fill out and return your proxy card at your earliest convenience. If you would rather not do that, you can always vote via the other methods outlined in the proxy materials. Thank you again for your time today and have a wonderful day/evening. VOTING (ANY VOTE NEEDED): Your board has recommended a vote “FOR” the proposals, or you may choose to vote Against or Abstain and help the company reach quorum. How would you like to vote on your accounts today? And this (for/against/abstain) vote will be for all of your accounts accordingly?

© 2025 Broadridge Financial Solutions, Inc., Broadridge and the Broadridge logo are registered trademarks of Broadridge Financial Solutions, Inc. Broadridge.com CONFIDENTIAL INFORMATION REGISTERED HOLDER WANTS A NEW PROXY CARD/OR THEIR CONTROL NUMBER: <send complete contact information name, address, control #, & shares to Broadridge>: Your control number can be found on your proxy card. I can arrange to have a new proxy card sent to you. However, I can record your voting instructions right now so that it will be represented at the upcoming meeting. Your board is recommending you vote FOR the proposal(s). Would you like to vote along with the recommendations of the Board for all your accounts? BENEFICIAL HOLDER WANTS A NEW VIF/OR THEIR CONTROL NUMBER: Your control number can be found on your Vote Instruction Form. You can contact your broker/financial advisor and they can arrange to have a new voting instruction form sent to you. However, I can record your voting instructions right now so that it will be represented at the upcoming meeting. Your board is recommending you vote FOR the proposal(s). Would you like to vote along with the recommendations of the Board for all your accounts? ANSWERING MACHINE MESSAGE: Hello, my name is <Agent Name> and I am a proxy voting specialist calling on behalf of SCHARF FUNDS. You should have received proxy material electronically or in the mail concerning the special Meeting of Shareholders to be held on AUGUST 6, 2025. Your vote is very important. Please sign, date and promptly mail your proxy card in the postage-paid envelope provided. Internet and telephone voting are also available. To vote over the Internet please follow the instructions provided in the proxy materials. If you have any questions, would like to vote over the telephone or need new proxy materials, call toll-free at 1-844-202-6581 and a proxy voting specialist will assist you. Specialists are available Monday through Friday, 9AM to 10PM Eastern Time. Voting takes just a few moments and will benefit all shareholders. Thank you for your prompt attention to this matter. AUTOMATED ANSWERING MACHINE MESSAGE (ONLY ON LANDLINES): Hello, this is the Broadridge Proxy Services Center calling with an important message on behalf of SCHARF FUNDS. You should have received proxy material electronically or in the mail concerning the special Meeting of Shareholders to be held on AUGUST 6, 2025. Your vote is very important. Please sign, date, and promptly mail your proxy card in the postage-paid envelope provided. Internet and telephone voting are also available. To vote over the Internet please follow the instructions provided in the proxy materials. If you have any questions, would like to vote over the telephone or need new proxy materials, call toll-free at 1-844-202-6581 and a proxy voting specialist will assist you. Specialists are available Monday through Friday, 9AM to 10PM Eastern Time. Voting takes just a few moments and will benefit all shareholders. Thank you for your prompt attention to this matter.

© 2025 Broadridge Financial Solutions, Inc., Broadridge and the Broadridge logo are registered trademarks of Broadridge Financial Solutions, Inc. Broadridge.com CONFIDENTIAL INFORMATION PRE-RECORDED MESSAGES – CANNOT BE UPDATED INBOUND - CLOSED RECORDING: Thank you for calling the Broadridge Proxy Services Center. Our offices are now closed. Please call us back during our normal business hours which are, Monday through Friday, 9AM to 10PM Eastern Time. Thank you. INBOUND - CALL IN QUEUE MESSAGE: Thank you for calling the Broadridge Proxy Services Center. Our proxy specialists are currently assisting other callers. Your call is important to us. Please continue to hold and your call will be answered in the order it was received. END OF CAMPAIGN MESSAGE: Thank you for calling the Broadridge Proxy Services Center. The meeting has been held and as a result, this toll-free number is no longer in service for proxy related calls. If you have questions regarding your investment, please contact your investment professional. Thank you. Call Center Hours of Operation: Monday through Friday, 9AM to 10PM Eastern Time (ET).